UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.

(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo, 145-8501

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:	October 30, 2019

Results Briefing FY2019 1H Wednesday, October 30, 2019 Seecurity code: 6770

Contents 2 ■ First Mid-term Business Plan Business Integration Synergies Ｐ 15 ～ 16 Ｐ 3 ～ 14 ■ Notice Regarding the Company Split

1st Mid-term Business Plan (“MTP”) Business Integration Synergies

4 Development of synergies from business integration Mid - term business plan – Our goal [Alps Alpine] Disclosed on April 26, 2019 System design Software development capabilities Core device technology ITC101 ： Innovative T - shaped Company with 10% operating income margin and 1 trillion yen sales (Innovative T - shaped Company, mid - and long - term goal: 10% operating income margin, 1 trillion yen sales on consolidated basis) Evolution from Component Supplier to Functional Device Partner Evolution into Mobility Life Creator with In - house Core Devices Innovative T - shaped Company : ITC101

Mid-term business plan
Milestones of management innovation

Disclosed on April 26, 2019

[Alps Alpine]

1st MTP: Management innovation/lean operation of existing business, reduce fixed cost
New business Shikomi, accelerate commercialization
2nd MTP: Increase net sales from new business

1st MTP FY2019	1st MTP FY2020	1st MTP FY2021	2nd MTP FY2022～2024
Synergies creation by business integration			**Net sales expansion**

Management innovation for driving One ALPSALPINE
Reorganize domestic business/Reorganize overseas business

Lean operation of existing business → **Resource shift**

Acceleration of Shikomi and commercialization for new business

Synergies arising from business integration (FY2019～2021)
Cost reduction TTL 20 bil. yen

ITC101
10% consolidated operating income margin
Consolidated net sales 1 trillion yen

Annual net sales from new business 150 bil. yen

Lean operation: Elimination of wastes and useless things
Shikomi: Business proposal and certain activities to win orders

5

6 [Alps Alpine] Business integration synergies Creation of integration synergies Business innovation The Company will carry out management innovation We will not only eliminate unnecessary or redundant work, but also create synergy effects that can only be achieved because of the Business Integration Organizational innovation Cost innovation Innovation of business portfolio → Investment in engines for new growth Review of development, sales and production systems on a global basis Innovation of cost proportion

7 Cost synergies from the business integration ・ Cost reduction through reorganization Reorganize certain domestic and overseas subsidiaries ・ Cost reduction through reorganization of IT systems and business infrastructure Reduce systems costs ・ Procurement cost reduction through centralized purchasing Standardize commercial distribution of items such as semiconductors and molds as well as transaction terms ・ Labor cost reduction in the manufacturing process (use of robots and AI) Complete development of robots to streamline and deployment at production facilities ・ Investment reduction through shared use of resources (personnel and equipment) in the manufacturing process Reduce component-related logistics costs, reduce manufacturing and processing-related cost by leveraging shared resources ・ Reduce quality loss Integrate a quality management system (QMS) 1st MTP ( FY2019 - 2021) Targeting a total of 20 bil. yen in reduced costs through cost synergies from the business integration Business integration synergies Progress on the cost reduction targets Cost reduction efforts utilizing cost synergies from the business integration are underway as planned [Alps Alpine] ¥1.3 bil . ¥ 4 bil . ¥1.6 bil . ¥6.9 bil . Forecast for this fiscal year

1st Mid - Term Business Plan Investment in Sustainable Growth

Business integration synergies
Sustainable growth of the existing businesses

ALPSALPINE

[Alps Alpine]

Smartphone Camera Trends (Company forecasts)

Although the smartphone market has reached maturity, the number of smartphones using the Company's actuators is rising

		FY2019	FY2020	FY2021	FY2022	FY2023
Smartphone trends	Adoption of compound-eye cameras and OIS					
	Lenses with higher performance and larger sizes					
	Front cameras with autofocus function					
	Sensors with higher pixels					
Growth trends relating to the Company's actuators		Supporting larger apertures for high-performance lenses				
		Using new methods and new materials				
		Optical zoom function with high pixel counts and magnification				
		Expansion in sales of actuators targeting the Chinese smartphone market				



9

10 200 billion yen Sensing IoT (logistics, infrastructure) HMI The market is expanding in the areas of sensing, IoT and HMI, and we are receiving increased inquiries Launch corporate projects specializing in the business areas of CASE + Premium HMI, EHI and IoT 150 billion yen 50 billion yen Business integration synergies Initiatives in focused areas [Alps Alpine] CASE + Premium HMI EHI and IoT Become a solution provider in industrial machinery and infrastructure markets Integrate HMI, connectivity and sensors with system design and software development Develop products that integrate devices and systems

Business integration synergies
Support for CASE

[Alps Alpine]

Connected

Provide modules, communications and services

① Connected

Collaborate with various services in and outside of the industry



Vehicle service platform
Open
Communication BOX
Driving system
Chassis system
Body system
Info. system

Support for ECU integration and software-led architectures

② Digital keys

Smartphone keys using blockchain technology



freebit
毎日、発明する会社
×
ALPSALPINE

Autonomous

Autonomous driving business

① Sensors and subsystems



Adding value to systems with sensor fusion

② E-mirrors



Integrating display technology, structural technology and image processing technology

③ Creating a new user experience with HMI system

- Offering a new HMI system that connects autonomous cars and people
- Enhanced audio technology

faital PRO



Comfortable
Secure
Moving

11

12 [Alps Alpine] Shared & service Electric ① Supply of EV systems ・ Started suppling battery packs in China ・ Expanding sales of battery management systems (BMS) Proactively providing services ↓ Creating new products based on hypotheses and validation ① Big data analysis Sharing & service businesses Battery packs and BMS Utilizing brand business and Neusoft Reach Development Mass production design and manufacturing Customers around the world ② Inspection services Toshiba Digital Solutions <Flow of BMS development and production> Sales Business integration synergies Support for CASE

13 In addition to the ADAS radar, a passenger detection sensor module is under development to comply with Euro NCAP 2022. Offering a next - generation HMI that combines electrostatic sensors, HAPTIC TM , and decorative/lightning technologies. Cabin Monitor System Passenger detection sensor module Obstacles/motion detection milliwave sensor module Surroundings detection camera / Radar fusion IP Functional surface/ stealth input device (electrostatic decorative techno logy - applied products) Executed a joint collaboration agreement on product creation relating to HAPTIC TM technology with Immersion Corporation Working to upgrade applications by offering complex systems that combine distance measurement, image processing and recognition technologies The two companies will work together to innovate products delivering enhanced operability and diversity by infusing ALPS ALPINE’s devices with Immersion’s advanced software and control algorithms and other expertise Next - generation steering ( Intelligent Steering) Business integration synergies Development of sensing and HMI products [Alps Alpine]

14 Equipment maintenance, failure predictive diagnosis ■ Vibration sensor Sigfox Tracker Low cost/Long Life 低コスト / 長寿命 ■ Logistics Tracker ■ Analog remote meter monitoring system Our IoT devices for logistics management are incorporated into the asset tracking solution provided to Deutsche Post DHL Group, a leading German logistics company, and have already been used for tracking roll-box pallets. Developed a long - life IoT device by combining LPWA and Wi - fi . Developed various sensor nodes which allow for labor-savings in infrastructure maintenance and cost reduction. The Company entered into a partnership agreement with Sigfox in July 2019. Going forward, the two companies will work to have this solution applied to various logistics sites around the world. Business integration synergies Development of IoT products [Alps Alpine]

Notice Regarding the Company Split

Notice regarding the company split 16 The Company has decided to have all businesses (excluding commercial product businesses relating to the “Alpine” brand, including the trademarks, and holding and management of the subsidiaries’ shares) of Alpine Electronics, Inc., the Company’s wholly owned subsidiary, transferred to the Company through an absorption - type company split To promote One ALPSALPINE, increased efficiencies and more agile management to further accelerate synergies from the business integration to ensure the achievement of ITC101 Summary ① Schedule: Resolution by the Board of Directors October 30, 2019 Execution of the agreement October 30, 2019 Effective date of the Company Split April 1, 2020 (scheduled ) ② Method and details of the Company Split, and rights and obligations ・ The Company will be the succeeding company and Alpine will be the split company ・ There will be no allotment of shares or provision of money or other consideration in the Company Split ・ There will be no change to paid - in capital due to the Company Split ・ The Company will succeed to the assets, liabilities and other rights and obligations held by Alpine in relation to the succeeded business, as is set out in the Absorption - type Company Split Agreement * For details, see the October 30, 2019 press release titled “Notice Regarding the Company Split (Simplified Absorption - type Company Split ).” [Alps Alpine]

The business results forecasts and future predictions included in these materials are based on the judgment of the Company at the time of preparation of the materials, and are inherently subject to risks and uncertainties. As a result, actual business results and outcomes may differ significantly due to a variety of factors.

This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;
(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.